Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-128816


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT
     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 2, 2006 (March 2, 2006)
                                                  -------------

                            JER Investors Trust Inc.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

   Maryland                   001-32564                      75-3152779
 --------------       ------------------------           ------------------
(State or other       (Commission File Number)           (IRS Employer
jurisdiction of                                           Identification No.)
incorporation)

         1650 Tysons Boulevard, Suite 1600, McLean, VA             22101
         ----------------------------------------------         -------------
           (Address of Principal Executive Offices)              (Zip Code)

Registrant's telephone number, including area code   (703) 714-8000
                                                     --------------

                                 Not Applicable
          ---------------------------------------------------------
         (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02      Results of Operations and Financial Condition

         On March 2, 2006, JER Investors Trust Inc. (the "Registrant") announced its results of operations for the fourth quarter and year ended December 31, 2005. A copy of the related press release is attached hereto as
Exhibit 99.1.

Item 9.01      Financial Statements and Exhibits

         (c)   Exhibits

               99.1 Press Release, dated March 2, 2006, issued by JER Investors Trust Inc.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    JER Investors Trust Inc.
                                                    (Registrant)


Date:  March 2, 2006                           By:  /s/ Daniel T. Ward
                                                    ---------------------------
                                                    Name:   Daniel T. Ward
                                                    Title:  Secretary

                                 EXHIBIT INDEX


Exhibit No.        Description
-----------        -----------

  99.1             Press Release, dated March 2, 2006, issued by JER Investors
                   Trust Inc.

[JER INVESTORS TRUST GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE
THURSDAY, MARCH 2, 2006

JER INVESTORS TRUST INC. (NYSE: JRT) ANNOUNCES FOURTH
QUARTER AND FULL YEAR 2005 RESULTS

2005 Financial Highlights:

Fourth Quarter 2005 Activities:
     o    Completed $86.4 million in new investments
     o Net income of $7.0 million, or $0.27 per diluted share, for the three months ended December 31, 2005 on revenues of $12.8 million
     o    Declared fourth quarter dividend of $0.33 per share of common stock
     o Completed first collateralized debt obligation offering issuing $275.6 million in investment grade bonds

Full Year 2005 Activities:
     o Completed nine new commercial mortgage backed securities investments totaling $340.0 million and four new mezzanine loan investments totaling $100.0 million
     o In July 2005, completed initial public offering of common stock, issuing 13.8 million primary shares at $17.75 per share generating net proceeds of $226.4 million
     o Net income of $19.6 million, or $1.08 per diluted share, for the year ended December 31, 2005 on revenues of $36.4 million
     o Total assets of $659.2 million at December 31, 2005 comprised of $416.9 million in commercial mortgage backed securities, $81.7 million in real estate loans and $160.6 million in cash / other assets
     o Book value per common share outstanding increased to $14.82 at December 31, 2005, compared with $13.41 at December 31, 2004

Summary of Results:

JER Investors Trust Inc. (the "Company") reported net income for the three months ended December 31, 2005 of $7.0 million, or $0.27 per diluted share, compared to net income for the three months ended December 31, 2004 of $0.1 million, or $0.01 per diluted share. The Company reported net income for the year ended December 31, 2005 of $19.6 million, or $1.08 per diluted share, compared to a net loss of $5.9 million, or ($0.62) per diluted share, for the period from inception (April 19, 2004) through December 31, 2004.

Net income for the year ended December 31, 2005 prior to gain (loss) on sales of assets was $20.4 million, or $1.12 per diluted share, compared to a net loss prior to gain (loss) on sales of assets for the year ended December 31, 2004 of $5.9 million, or ($0.62) per diluted share. Management believes that net income prior to gain (loss) on sales of assets is useful to investors and meaningful as a measure of performance as the Company, in general, does not intend to sell or trade assets in the ordinary course of business and therefore will generally not have gains (losses) from the sales of assets. For reconciliation of net income prior to gain (loss) on sales of assets to net income, please refer to the table following the presentation of the GAAP results.

During 2005, the Company declared total dividends of $1.18 per share to common shareholders, including a cash dividend related to the fourth quarter 2005, paid on January 27, 2006 of $0.33 per share to shareholders of record on December 30, 2005. At December 31, 2005, our common equity book value per share was $14.82 compared with $13.41 at December 31, 2004.

Investment Activities:

During the quarter ended December 31, 2005, the Company completed two new investments in commercial mortgage backed securities (or "CMBS") totaling $83.0 million. During this same period, the Company also funded an additional $3.4 million toward a mezzanine loan program and received total repayments of $17.6 million related to outstanding principal balances on three mezzanine loan investments.

For the full year 2005, the Company completed nine new CMBS investments totaling $340.0 million and sold $90.7 million face amount of CMBS. In addition, during the year, the Company completed four new mezzanine loan investments totaling $100.0 million, had principal repayments of $34.9 million and sold a $16.9 million interest in a B-Note investment. At December 31, 2005, total assets were $659.2 million, total liabilities were $278.6 million and stockholders' equity was $380.6 million. After year-end, in January 2006, the Company received $14.1 million related to total outstanding principal of a mezzanine loan investment.

Capital Market Activities:

In July 2005, the Company completed its initial public offering of 12 million shares of its common stock at a price of $17.75 per share. In August 2005, the underwriters exercised their option to purchase an additional 1,832,025 shares from the Company at the public offering price less the underwriting discount to cover over-allotments. The net proceeds to the Company of approximately $226 million were primarily used to repay a portion of outstanding indebtedness under a warehouse facility.

In November 2005, the Company issued its first collateralized debt obligations through two wholly-owned subsidiaries of the Company, JER CRE CDO 2005-1, Limited and JER CRE CDO 2005-1, LLC (the "2005-1 CDO"). The 2005-1 CDO issued privately placed notes totaling $275.6 million rated AAA through BBB- ("Investment Grade Bonds"). The Company retained a portion of the BBB- rated notes, all of the non-investment grade rated notes and all of the preferred shares. The 2005-1 CDO included a ramp facility that financed $48.6 million par value of additional collateral securities. At issuance, the weighted average cost of borrowing for the Investment Grade Bonds was approximately 83 basis points (excluding fees and expenses) over applicable swaps or LIBOR rates.

Accounting Treatment for an Investment Acquired from and Financed with a Repurchase Agreement from the Same Counterparty:

In preparing year-end results, the Company considered an interpretation of GAAP relating to the treatment of transactions where investments acquired from a particular counterparty are financed via a repurchase agreement with that same counterparty or an affiliate thereof. The Company has identified one investment in CMBS that was acquired in the second quarter ended June 30, 2005 from a counterparty (such counterparty was part of a selling syndicate) that also provided financing for some of the classes of the same CMBS investment at the time of initial acquisition. While the Company continues to own most of this CMBS investment, all debt outstanding under the initial repurchase agreement provided by the counterparty was fully repaid during the third quarter ended September 30, 2005. The Company and our auditors have concluded that the treatment we have applied is an acceptable presentation of our 2005 results. Future guidance may require the Company to adjust the accounting of the assets in which the Company has invested.

Conference Call & Webcast:

Management will host an earnings conference call on Friday, March 3, 2006 at 10:00 A.M. eastern standard time. A copy of the earnings release will be posted to the Investor Resources section of the JER Investors Trust Inc. website provided below. All interested parties are welcome to participate on the live call. You can access the conference call by dialing (866) 831-6272 (from within the U.S.) or (617) 213-8859 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "JER Investors Trust".

A webcast of the conference call will be available to the public on a listen-only basis at www.jer.com. A replay of the earnings call will be available until March 24, 2006 by dialing (888) 286-8010 (from within the U.S.) or (617) 801-6888 (from outside of the U.S.); please reference access code "96678657".

About JER Investors Trust Inc.

JER Investors Trust Inc. is a New York Stock Exchange listed specialty finance company that originates and acquires commercial real estate structured finance products. The Company's target investments include commercial mortgage backed securities, mezzanine loans and B-Note participations in mortgage loans, commercial mortgage loans and net leased real estate investments. JER Investors Trust Inc. is organized and conducts its operations so as to qualify as a real estate investment trust (REIT) for federal income tax purposes. For more information regarding JER Investors Trust Inc. and to be added to our e-mail distribution list, please visit www.jer.com.

Forward-Looking Statements:

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. JER Investors Trust can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from JER Investors Trust's expectations include, but are not limited to, changes in the real estate and bond markets, our continued ability to source new investments, and other risks detailed from time to time in JER Investors Trust's SEC reports. Such forward-looking statements speak only as of the date of this press release. JER Investors Trust expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in JER Investors Trust's expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

CONTACTS:
Dave Sturtevant, ROI: (703) 813-5643, ext. 243
Tae-Sik Yoon, Chief Financial Officer, JER Investors Trust Inc.: (703) 714-8094


                              JER INVESTORS TRUST INC. AND SUBSIDIARIES
                                     CONSOLIDATED BALANCE SHEETS
                                  (In thousands, except share data)

                                                                         As of December 31,
                                                             -------------------------------------
                                                                      2005                2004
                                                             ------------------   ----------------

ASSETS
      Cash and cash equivalents                                 $     151,814      $      1,177
      CMBS, at fair value                                             416,864           167,070
      Real estate loans                                                81,696            29,865
      Accrued interest receivable                                       4,011             1,269
      Other assets                                                      4,791               298
                                                             ----------------- -----------------
             Total Assets                                       $     659,176      $    199,679
                                                             ================= =================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
      Loans and Notes Payable                                   $     266,255      $     39,200
      Interest rate swap agreements, at fair value                        646               234
      Accounts payable and accrued expenses                               486               855
      Dividends payable                                                 8,477                 -
      Due to affiliate                                                  1,550               509
      Other liabilities                                                 1,192                92
                                                             ----------------- -----------------
             Total Liabilities                                        278,606            40,890

Stockholders' Equity:
      Common stock, $0.01 par value, 100,000,000
        shares authorized, 25,687,035 and 11,845,010
        shares issued and outstanding, respectively                       257               118
      Additional paid-in capital                                      391,553           165,147
      Cumulative dividends paid/declared                              (22,698)                -
      Cumulative earnings (losses)                                     13,661            (5,899)
      Accumulated other comprehensive income/ (loss)                   (2,203)             (577)
                                                             ----------------- -----------------
             Total Stockholders' Equity                               380,570           158,789
                                                             ----------------- -----------------
             Total Liabilities and Stockholders' Equity         $     659,176      $    199,679
                                                             ================= =================



                                          JER INVESTORS TRUST INC. AND SUBSIDIARIES
                                            CONSOLIDATED STATEMENTS OF OPERATIONS
                                       (In thousands, except share and per share data)


                                                                                                            For the period
                                                      For the three months ended      For the twelve     inception (April 19,
                                                             December 31,              months ended          2004) through
                                                    -----------------------------      December 31,          December 31,
                                                         2005            2004              2005                  2004
                                                    --------------  -------------   -----------------    -------------------

REVENUES
   Interest income from CMBS                         $      8,315     $    1,783     $       23,979       $          2,344
   Interest income from real estate loans                   3,459            245             11,286                    245
   Interest income from cash and cash equivalents             981            339              1,056                    951
   Other income                                                 -              -                 97                      -
                                                    --------------  -------------  -----------------      -----------------
        Total Revenues                                     12,755          2,367             36,418                  3,540

EXPENSES
   Interest expense                                         2,619              -              5,926                      -
   Management fees                                          1,921            799              5,604                  1,864
   General and administrative (excluding
     stock compensation)                                    1,165          1,474              4,355                  2,438
   Stock compensation                                          23             19                157                  5,137
                                                    --------------  -------------  -----------------      -----------------
        Total Expenses                                      5,728          2,292             16,042                  9,439

INCOME (LOSS) BEFORE ASSET SALES                            7,027             75             20,376                 (5,899)

   Loss on sales of assets, net                                 -              -               (821)                     -
   Unrealized gain (loss) due to hedge
     ineffectiveness                                           (3)             -                  5                      -
                                                    --------------  -------------  -----------------      -----------------
NET INCOME (LOSS)                                    $      7,024     $       75     $       19,560       $         (5,899)
                                                    ==============  =============  =================      =================

Net earnings (loss) per share:
   Basic                                             $       0.27     $     0.01     $         1.08       $          (0.62)
                                                    ==============  =============  =================      =================
   Diluted                                           $       0.27     $     0.01     $         1.08       $          (0.62)
                                                    ==============  =============  =================      =================

Weighted average shares of common
stock outstanding:
   Basic                                               25,682,035     11,672,510         18,123,087              9,511,915
                                                    ==============  =============  =================      =================
   Diluted                                             25,683,313     11,673,760         18,124,365              9,511,915
                                                    ==============  =============  =================      =================
Dividends declared per common share                  $       0.33              -     $         1.18                      -
                                                    ==============  =============  =================      =================



                              JER INVESTORS TRUST INC. AND SUBSIDIARIES
   Reconciliation of net income prior to gain (loss) on sales of assets to net income (unaudited)
                                (In thousands, except per share data)

                                                                            For the period inception
                                                 For the twelve months      (April 19, 2004) through
                                                 ended December 31,               December 31,
                                                       2005                           2004
                                                ----------------------      ------------------------

NET INCOME (LOSS):
GAAP presentation                                 $     19,560               $        (5,899)
Add back:  Loss on sales of assets, net                    821                             -
                                                ----------------------      ------------------------

Non GAAP presentation                             $     20,381               $        (5,899)
                                                ======================      ========================

NET INCOME (LOSS) per Diluted Share:
GAAP presentation                                 $       1.08               $         (0.62)
Add back:  Loss on sales of assets, net                   0.04                             -
                                                ----------------------      ------------------------
Non GAAP presentation                             $       1.12               $         (0.62)
                                                ======================      ========================
